Item 27. Exhibit (d) vi.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Springfield, MA 01111-0001

CONTRACT LOAN ENDORSEMENT

This Endorsement modifies the Contract to which it is attached to enable loans to be made in connection with a Tax Sheltered Annuity plan (Plan). The effective date of this Endorsement is the Issue Date shown on the Contract Schedule or a later date if acceptable to the Company. In case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The Contract is modified as follows:

The Participant may obtain a loan, if permitted by the Plan, by submitting a Written Request to the Company. While this Contract is in force prior to the Annuity Date, the Company will loan, upon written application and assignment of the Contract Value attributable to the General Account as the only security for the loan, a sum which shall not be less than $1,000 (hereinafter referred to as “Contract Loan”). The security for this Contract Loan is required to be held in the loan portion of the Fixed Account (hereinafter referred to as the “Loan Secured Fixed Account”).

To satisfy the loan security requirement, an amount equal to the Contract Loan will be transferred to the Loan Secured Fixed Account from the Separate Account and the Fixed Account as directed by the Owner. If the amount cannot be transferred as directed, the amount will be deducted from the Separate Account divisions and the Fixed Account in proportion to the account value of each on the effective date of the Contract Loan.

Any Contract Loan may be repaid in full at any time while the Contract is in force. However, all Contract Loans must be paid by the earlier of the Annuity Date or attainment of age 70 1/2 by the Participant. The maximum loan amount is the lesser of:

1.	The highest amount allowed under your Plan. This amount may be zero (0) if your Plan does not allow loans or does not permit loans for this specific Contract;
2.	The highest amount allowable under Internal Revenue Code (IRC) Section 72(p)(2)(A); or
3.	The Contract Withdrawal Value of this Contract on the date the Contract Loan is established, less any outstanding Contract Loans, less interest on all Contract Loans for twelve (12) months.

The loan interest rate will be an annual rate declared at the time the Contract Loan is established. The loan interest rate will be declared on a monthly basis and will be the Moody’s Corporate Bond Yield monthly average for the calendar month two (2) months prior to the date the loan rate is declared, but not less than 5%. If this average is no longer made available, then the loan rate will be a comparable rate acceptable to the regulatory authorities.

During the existence of a Contract Loan, the amount of the Contract Loan principal will continue to earn interest at an annual rate equal to the declared loan interest rate minus an amount not more than 4.0%. This rate will not be less than the Minimum Guaranteed Interest Rate of the Contract. Loan payments of principal and interest must be paid in level amortized payments and no less frequently than quarterly.

If a required loan payment is not paid in full within ninety (90) days after its due date, the total existing loan balance will be determined to be in default. The amount of the entire loan balance will be reported to the IRS on Form 1099-R for the year in which the ninety (90) day grace period ends. Subsequent to the default date, interest will continue to accrue and will be added to the outstanding loan amount which must be repaid. The Company reserves the right to withdraw amounts (including any deductions for sales charges) needed to repay any outstanding Contract Loans (including any accrued interest) in default.

These amounts will be withdrawn from the Loan Secured Fixed Account. To the extent the amount in the Loan Secured Fixed Account is insufficient to repay the outstanding loan amount; the balance will be withdrawn from the Separate Account and the Fixed Account on a pro rata basis.

If a partial or total withdrawal is requested while there is an existing Contract Loan, the Contract Withdrawal Value will be reduced by the unpaid principal amount of the outstanding Contract Loans and by accumulated loan interest. Upon the death of the Participant, the Company will pay the Beneficiary the Contract Value reduced by the unpaid principal amount of the outstanding Contract Loans and by accumulated loan interest.

The Company may deduct a one-time charge for each Contract Loan not to exceed $35 from your Contract to cover Contract Loan processing and set-up expenses.

The Company may terminate the Contract in the event that the balance attributable to all Contract Loans under the Contract equals or exceeds the Contract Withdrawal Value.

Contract Loans will not be permitted if there has been a default on a Contract Loan under this Contract or any other contract or account issued under a plan sponsored by your employer.

Unless otherwise restricted by your plan, the maximum number of Contract Loans permitted is three (3) at any one time; however, no more than two (2) Contract Loans may be taken in any calendar year. In addition the principal amount of any existing Contract Loan may not be increased.

Signed for Massachusetts Mutual Life Insurance Company by:

[ ABC ]	[ ABC ]

[SECRETARY]	[PRESIDENT]

MULOAN ERISA 11(NY)	[ ]	12/11